Exhibit 18

15 October 2009

Mr. Ben Guill
Director
Trico Marine Services, Inc.
c/o Corporate Secretary
10001 Woodloch Forest Dr
Suite 610
The Woodlands, Texas 77380

Dear Mr. Guill,

I have just received a letter from Mr  Compofelice dated 1 October in reply to mine of 25 August.  I must say first that I find Mr Compofelice’s casual response — which I received over five weeks after our letter to you was posted — to be highly unsatisfactory. It is clear from the company’s recent Form 8-K filing that Trico is in a serious financial crisis.  We are aware also that your independent accountants have now qualified the company’s financial statements and that you in fact have failed to file statutory financial statements in Norway. The company clearly is in the dire straits we predicted during the proxy contest.  Whether or not the proposed note offering is successful,  we do not have confidence in management and again must insist that you add Mr Korsvold and myself to the Board. I would again remind you that a substantial majority of the shareholders voted for this result at the Annual Meeting.  In addition, because there is no serious dialog with the shareholders who voted for change, let alone with your largest shareholder, we feel that the only way we can continue to protect our investment value is to make sure that all relevant information be exposed to the shareholders in a manner they can understand.

We do believe that the present condition of the company can be laid entirely at the feet of the chief executive officer. His audacity is truly amazing to us: on the one hand he writes that he “continues to solicit and be interested in the view of our stockholders” but then asserts that Kistefos is not acting in the best interest of all shareholders. First of all I would say that based on the results of the Annual Meeting it appears that an overwhelming majority of shareholders who voted believe that Kistefos has the best interests of the shareholders in mind.  How else do you explain the 77.7% of the shares present at the meeting that voted for my election to the Board? Please also explain to me how Kistefos’ interests differ from those of any shareholder who is not also an employee of Trico?  For months now, management has implied that Kistefos has a different agenda from the rest of the shareholders. I would ask you to tell me exactly what that agenda is — because, frankly, it does not exist.  And lastly, please let me know when Mr Compofelice has ever seriously and constructively solicited the input of its largest shareholder.

On the other hand, the actions of the company suggest that the last thing management wants is constructive shareholder participation. In September the Board adopted bylaws which purport to be responsive to the shareholder discontent expressed at the Annual Meeting, but which in numerous respects simply further protect the special interests of the current management at the expense of legitimate shareholder interest. For example, a large number of shareholders voted to relax the standards for calling a special meeting. What has the Board done? It has made calling a special meeting more difficult and uncertain. And, as was the case during the proxy contest, the Jones Act again is the instrument of choice.

In my letter to you dated August 25, we asked you expressly to consider that Trico have not been in compliance with the foreign ownership limitations of the Jones Act for some time. I am disappointed that Mr Compofelice has elected not to respond in any way to our stated concern.

Please let me be perfectly clear. We have been concerned for some time and have questioned in the past whether the total direct and indirect cost to shareholders of continuing compliance with Jones Act ownership limitations in light of the company’s reduction in its Gulf of Mexico supply business is necessarily in the best interests of the company and its shareholders.  In particular, we have been concerned that the Jones Act limitations negatively impact the liquidity of the company’s common stock and consequently its value and that the same limitations have forced the company into reliance on expensive and highly dilutive convertible debt instruments, warrants and phantom stock units for acquisition currency which also confuse and diminish common stockholder value.

Our level of concern was greatly increased earlier this year when management objected to our governance proposals on Jones Act grounds. We could not credit management’s objections as bona fide or in good faith when upon submission to the Maritime Administration it found no compliance problems with our proposals that could not be easily and simply dealt with.  This was of course not surprising, since we consciously structured our proposals to avoid the possibility of violating the Jones Act. As a result, we had to conclude (as we believe most shareholders did) that Trico’s strained Jones Act objections were simply a negative and defensive measure to prevent the shareholders from obtaining Board representation.

Our concerns increased again when we discovered later in the spring that at the same time management was seeking to avoid shareholder participation on the Board by its Jones Act defence, it was simultaneously quietly withdrawing from the US trade.  This fact was not disclosed to the shareholders until after the conclusion of the Annual Meeting. We now understand that the company has withdrawn entirely from operating in the Gulf of Mexico, and yet management would have the shareholders believe that additional onerous protections in the bylaws are necessary to maintain Jones Act status.  I should add that while management has said repeatedly that Jones Act qualification may be necessary to work in the Gulf again in the future, you have given the shareholders no credible basis to believe that the company will have the resources in the future to operate in the Gulf or that the kind of work arising in the Gulf will in fact require US flag vessels.

So, you can imagine our disbelief when we learned (based on information contained in public SEC ownership reports and the company’s own records) that Trico apparently was not a United States citizen at any time during the proxy contest, and in all likelihood, is not a United States citizen today.  In addition to the blatant hypocrisy of claiming that Kistefos’ governance proposals would violate the Jones Act when in fact the company had failed to maintain compliance itself, we are very concerned that violation of the ownership requirements led not only to management’s improperly counting excess shares as valid votes at the Annual Meeting in violation of Section 2 of Article Six of the certificate of incorporation but also could possibly result in default and acceleration under Trico’s Title XI documentation and other financing agreements.  We can hardly believe that Trico would go to the great lengths it has to repeatedly assure the shareholders that it is necessary to stay in compliance with the United States citizenship requirements of the Jones Act, when SEC filings and the company’s own records demonstrate clearly that management has known that Trico is not in compliance.  I also shouldn’t have to say that this kind of double talk reflects as poorly on the Board as it does on management.

Management’s cynical use of the Jones Act to avoid being held accountable to the shareholders at the same time that it appears to have been itself in violation of the act does not surprise me, however. This is the same management that has failed to file financial statements for its principal subsidiaries for the year 2008 as required by Norwegian law, adding to the risks which it faces.

As a result of our concern about the company’s Jones Act status, we have asked our lawyers to raise the matter directly with Marad. A copy of their letter to Marad, dated October 2, was sent to Mr. Varma on October 12, but it is also attached to this letter. The lawyers met with Marad on October 7 to discuss these concerns and my understanding is that Marad will be in touch with the company shortly to raise these questions directly.

And, while we exchange letters, Trico shareholders continue to pay the high price of bad management. The recent sale of an AHTS and a PSV for USD 40 million was forced upon the company in order to cope with its very difficult and challenging financial position.  Brokers indicate that the same vessels could have been sold for around USD 75 million 12 to 18 months ago. Management is entirely responsible for so tying the company’s hands that it must sell assets in a declining market in order to repay the exorbitant indebtedness that management took on at the top of the market. Furthermore, we understand that Trico has had to suspend 50 % of its Subsea new building contracts which form part of the Active Subsea acquisition for the same reasons of financial mismanagement. These are all reversals of earlier decisions by management resulting from the highly leveraged acquisitions made at the peak of the market and due to Trico’s inability to refinance its indebtedness..

In closing, I will simply reiterate our position with respect to an open and honest communication with Trico: We will present new and viable ideas about the future of Trico as soon as we are elected to the Board. Within the Board, we will present ideas that will benefit all shareholders. Following the disastrous performance of Trico over the last fifteen months, we would start by telling the current CEO that it is time for him to leave the company.

Please also keep in mind that notwithstanding Trico’s global ambitions, a significant part of Trico’s subsea competence, activities and organisation remains in the North Sea. If the Board would take steps to independently inform itself about the state of affairs in this part of the company, I have reason to believe they would find that a change of culture and competence at the top would greatly improve Trico’s ability to conduct its business in a constructive and value added way.

Based on recent events, we are of course realistic in our expectations with respect of an open and honest dialog with the Board. However, we remain your largest shareholder, and we believe that our CEO continues to underperform in various crucial respects. We would urge the Board to independently investigate the matters addressed in this letter and we look forward to a more constructive dialog with the Board on these issues.

Sincerely,

Christen Sveaas